SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 20, 2015.

By letter dated November 20, 2015, the Company issued a statement in response to what it considers to be a misleading, unprincipled report issued on November 19, 2015 by Spruce Point Capital Management (the “Fund”) and to unusually high trading volume in its stock shortly after publication of the Spruce Point report.

The Fund is a self-identified short-seller in Cresud's stock.  Its own report reveals that the Fund and its affiliates have a "short position" in Cresud's stock "and therefore stand to realize significant gains" in the event that the price of Cresud's stocks declines.   The Company believes that the short-seller Fund’s self-interest is clearly evident, and that its report is riddled with incorrect inferences and inappropriate innuendo.

Eduardo Elsztain, Chairman of Cresud, said, "We stand by the accuracy and integrity of our financial statements, which were audited by an internationally-recognized external accountant firm, and our regulatory filings.  We disagree with the short-seller fund’s uninformed implication that we might not have complied with our obligations under our debt instruments.  This, quite simply, is not the case.  Cresud is proud of its decades-long track record of compliance, and transparency in the international capital markets and categorically rejects any self-serving suggestion to the contrary.”

Cresud (NASDAQ:CRESY , MERVAL: CRES) is a 79 year leading Latin-American agricultural company engaged in the production of basic agricultural commodities with a growing presence in Brazil through its investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (NYSE:LND), and in other Latin American countries. Cresud is currently involved in a range of activities including crop production, beef cattle raising and milk production. The Company’s business model focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Cresud’s shares are listed on the Buenos Aires Stock Exchange and its ADSs are listed on the NASDAQ Global Select Market.

Additionally, Cresud owns as of September 30, 2015 a 64.30% stake in IRSA Inversiones y Representaciones S.A., Argentina's largest, most well-diversified real estate company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 20, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets